UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Successful Upsizing and Pricing of $750,000,000 Senior Secured Notes
and Plan for Redemption of International Game Technology's 7.50% Notes Due 2019 in Full
and International Game Technology's 5.50% Notes Due 2020 in Part

On September 17, 2018, International Game Technology PLC (NYSE:IGT) (“IGT”) announced the successful upsizing and pricing of $750,000,000 6.25% senior secured notes due 2027 (the “Notes”).

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and closing conditions and is expected on September 26, 2018.

As previously disclosed, IGT intends to use the net proceeds of the sale of the Notes, together with proceeds of a utilization under its senior syndicated revolving credit facilities, to redeem (the “Redemption”) its $600,000,000 5.625% Senior Secured Notes due 2020 (Regulation S ISIN: USG4863AAA63 / Rule 144A ISIN: US460599AA19 / Regulation S CUSIP No.: G4863A AA6 / Rule 144A CUSIP No.: 460599 AA1) (the “5.625% Notes due 2020”) on September 27, 2018 at a redemption price equal to $1,028.43 per $1,000.00 of principal amount of the 5.625% Notes due 2020. The Redemption is conditioned on IGT’s receipt of at least $500,000,000 in gross proceeds from the Offering. A conditional notice of the Redemption was sent to all registered holders of the 5.625% Notes due 2020 on September 17, 2018.

IGT plans to use the excess net proceeds to enable International Game Technology (a direct-wholly owned subsidiary of IGT) (the “Subsidiary”):

(1)
to redeem in full the Subsidiary’s $144,303,000 7.50% Notes due 2019 (CUSIP No.: 459902 AR3 / ISIN US459902AR30) (the “7.50% Notes due 2019”) on October 21, 2018 (the “Subsidiary Redemption Date”) at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from June 16, 2018 to, but excluding, the Subsidiary Redemption Date) on the 7.50% Notes due 2019 discounted to the Subsidiary Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points; and

(2)
to redeem $96,832,000 of the Subsidiary’s $124,143,000 5.50% Notes due 2020 (CUSIP No. :459902 AS1 / ISIN: US459902AS13) (the “5.50% Notes due 2020”) on the Subsidiary Redemption Date at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from June 16, 2018 to, but excluding, the Subsidiary Redemption Date) on the 5.50% Notes due 2020 discounted to the Subsidiary Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 35 basis points.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Upsizing and Pricing of $750,000,000 Senior Secured Notes and Plan for Redemption of International Game Technology's 7.50% Notes Due 2019 in Full and International Game Technology's 5.50% Notes Due 2020 in Part,” dated September 17, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Upsizing and Pricing of $750,000,000 Senior Secured Notes and Plan for Redemption of International Game Technology's 7.50% Notes Due 2019 in Full and International Game Technology's 5.50% Notes Due 2020 in Part,” dated September 17, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary